Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 14, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the third quarter ending September 30, 2014 reached 3,523,536 equivalent ounces of silver, representing a 5% increase compared to the same quarter in 2013.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 14, 2014

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033   Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	October 14, 2014
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)
Mexico - AG

Produces 3.5 Million Silver Eqv. Ounces in Q3; Postpones the Sale
of 934K Silver Ounces of Inventory

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the third quarter ending September 30, 2014 reached 3,523,536 equivalent ounces of silver, representing a 5% increase compared to the same quarter in 2013.

Total silver production for the quarter consisted of 2,680,439 ounces of silver, relatively unchanged compared to the same quarter in 2013. In addition, 9,703,792 pounds of lead and 3,222,877 pounds of zinc were produced, representing an increase of 14% and 44%, respectively, compared to the same quarter of the previous year. Also produced were 2,781 ounces of gold, representing a 5% decrease compared to the third quarter of 2013.

Keith Neumeyer, President & CEO of First Majestic, states, “the Company’s primary focus remains to be cost cutting. Several successes have been achieved while many challenges still remain. As management gets accustomed to operating in a much lower silver price environment many efficiencies are slowly showing up in the business, however, often change comes slower than we wish. I would like to compliment management for their efforts, yet persistence is required in this daily challenge to achieve the highest levels of efficiencies possible”.

Consolidated Production Results:

	Q3	Q3	Y/Y	Q2	Q/Q
	2014	2013	Change	2014	Change
Ore processed/tonnes milled	621,196	641,345	-3%	671,024	-7%
Total production-ounces of silver equivalent	3,523,536	3,370,457	5%	3,855,224	-9%
Total silver ounces produced	2,680,439	2,689,237	0%	3,098,218	-13%
Silver grade (g/t)	196	202	-3%	212	-7%
Silver recovery (%)	68	65	5%	68	0%
Pounds of lead produced	9,703,792	8,543,551	14%	9,131,149	6%
Pounds of zinc produced	3,222,877	2,232,881	44%	2,637,967	22%
Gold ounces produced	2,781	2,942	-5%	2,801	-1%
Tonnes of Iron ore produced	629	5,203	-88%	515	22%

Silver prices declined 19% in the third quarter representing the second largest quarterly decline since the financial crisis in 2008. As a result of this weakness, the Company decided to temporarily suspend silver sales in an attempt to maximize future profits. This suspension of sales will result in lower revenues and earnings for the third quarter, however, it is likely that these inventories of unsold ounces will instead be sold in the fourth quarter. As of September 30, 2014, approximately 934,000 ounces of silver were held in inventory.

In an effort to further cut costs in the low metal price environment, the Company has eliminated certain management and operational positions in order to reduce its workforce without affecting future growth plans. As a result, the total number of personnel in the workforce, including contractors, now stands at approximately 3,800 representing a reduction of 4% compared to the prior quarter and 11% compared to the same period in 2013. The total workforce peaked at approximately 4,900 in January 2013. Due to severance payouts, the cost savings of these recent layoffs will not be seen until the fourth quarter. Also, additional cost savings are anticipated as the Company has recently informed all of its suppliers and contractors to further reduce their costs from reductions made previously.

Further to the Company’s previous announcements regarding the construction of the power line at Del Toro, the Company is pleased to announce that the new high capacity power line began supplying the Del Toro operation with power on September 29, 2014.

Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines: La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 621,196 tonnes, reflecting a 3% decrease compared to the prior year and a 7% decrease from the previous quarter. The decrease in tonnes compared to the prior quarter was primarily due to lower throughput rates at Del Toro as mill availability decreased due to the reconfiguration of the plant in order to expand the flotation area due to the decision to process all ore through flotation, as well as seasonal disruptions due to severe weather during the Mexican rainy season which affected the La Parrilla, San Martin and Del Toro mines.

Average silver grades in the quarter for the five mines decreased by 3% to 196 g/t compared to 202 g/t in the third quarter of 2013 and decreased 7% compared with the previous quarter. Combined silver recoveries averaged 68% during the quarter, up from 65% compared to the same quarter in the prior year and consistent with the second quarter average of 68%.

The Company's underground development in the third quarter consisted of 12,546 metres, relatively unchanged compared to 12,497 metres completed in the previous quarter.

During the quarter, 15 diamond drill rigs were operating at the Company’s five operations. The Company completed 18,335 metres of diamond drilling in the quarter compared to 12,508 metres in the prior quarter, representing a 47% increase. A substantial portion of the quarterly drilling occurred at Del Toro as the Company focused on delineation and infill drilling to explore extensions of known underground structures.

The table below represents the operating parameters at each of the Company’s five producing silver mines.

Mine by Mine Quarterly Production Table:

	Ore	Tonnes	Silver Grade	Silver	Silver Oz	Gold Oz	Pounds of	Pounds of	Tonnes of	Equivalent
Mine	Processed	per Day	(g/t)	Recovery %	Produced	Produced	Lead	Zinc	Iron	Silver Ounces
LaEncantada	169,659	1,844	260	57%	806,055	43	-	-	629	813,701
LaParrilla	178,252	1,938	152	81%	705,928	235	5,526,546	3,222,877	-	1,168,240
DelToro	134,474	1,462	170	68%	495,714	101	4,177,246	-	-	712,860
SanMartin	92,498	1,005	237	72%	509,046	1,166	-	-	-	584,822
LaGuitarra	46,313	503	132	83%	163,696	1,236	-	-	-	243,913
Total	621,196	6,752	196	68%	2,680,439	2,781	9,703,792	3,222,877	629	3,523,536

The following prices were used in the calculation of silver equivalent ounces: Silver: $19.76 per ounce; Gold: $1,283 per ounce; Lead: $0.99 per pound; Zinc $1.05 per pound and Iron $152 per tonne.

At the La Encantada Silver Mine:

  During the quarter, total production consisted of 806,055 silver ounces representing a 25% decrease in silver production over the previous quarter primarily due to a 15% decrease in the silver grade and a 7% decrease in processed ore. The reduction in processed ore and grades were a direct result of a change in the production sequence in order to have consistent grades and tonnage in the coming quarters as well as a shaft rehabilitation project that occurred during the months of July and August.
  A total of 3,537 metres of underground development were completed in the third quarter compared to 3,095 metres of development in the previous quarter.
  Four drill rigs were active underground at La Encantada during the quarter. A total of 4,496 metres of exploration and definition drilling was completed in the third quarter compared to 5,551 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

  During the quarter, the flotation circuit processed 93,782 tonnes having an average silver grade of 182 g/t and a 90% recovery while the cyanidation circuit processed 84,471 tonnes with an average silver grade of 117 g/t and a 67% recovery.
  In September, the Company increased the extraction of underground oxide ore within the San Marcos mine. A total of 5,300 tonnes of ore were extracted in September and the Company expects to reach full production rates of 1,000 tpd from San Marcos by year end. As a result of the transition from the lower grade Quebradillas open pit to underground mining from San Marcos, the Company is projecting an increase in oxide silver grades along with higher expected recoveries in the cyanidation circuit.
  During the quarter, an additional 303 metres were completed at the underground ore haulage level 11. To date, a total of 1.7 kilometres have been completed on the 5.0 kilometre project.
  Underground development completed in the quarter totaled 2,315 metres compared with 2,033 metres developed in the previous quarter.
  Two underground drill rigs were active within the La Parrilla property during the quarter. A total of 2,409 metres were drilled in the third quarter compared to 2,247 metres in the previous quarter.

At the Del Toro Silver Mine:

  On September 29th, the Company successfully connected the Del Toro operation to the Mexican National power grid and the new 115kV power line is supplying 100% of the required power to the mine, mill and auxiliary buildings. As a result, power costs are now anticipated to decrease dramatically in the fourth quarter with the decommissioning of diesel power generation units.

  During the quarter, Del Toro processed 134,474 tonnes of ore through flotation with an average silver grade of 170 g/t. Metallurgical recoveries for silver averaged 68% for a total production of 495,714 silver ounces representing a decrease of 32% compared to the previous quarter. The decrease in production was primarily due to a 23% reduction in throughput following the Company’s decision to reconfigure the plant to process all ore through flotation. In addition, one ball mill was offline for a period of two weeks in August due to a storm which damaged two of the power generators.
  As a result of the plant reconfiguration and addition of a regrinding area, silver recoveries increased consistently throughout the quarter, with silver recoveries averaging 64% in July, 66% in August and 71% in September.
  Underground development completed in the quarter totaled 2,479 metres compared with 2,972 metres developed in the previous quarter.
  Three drill rigs consisting of two underground and one on surface were active in the third quarter at Del Toro. Total exploration metres drilled in the third quarter amounted to 5,181 metres compared to 1,108 metres drilled in the previous quarter.

At the San Martin Silver Mine:

  During the quarter, San Martin set another quarterly production record of 509,046 silver ounces and 1,166 ounces of gold representing an increase of 13% and 24%, respectively, compared to the previous quarter. The increase in silver production was a result of higher silver grades within the La Guitarrona, La Reyna and La Hedionda mining areas.
  Underground development completed in the third quarter totaled 2,333 metres compared with 2,599 metres of development in the previous quarter.
  Two underground drill rigs were active within the San Martin property during the quarter. Total metres drilled in the third quarter amounted to 2,968 metres compared to 1,377 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

  During the quarter, total production consisted of 163,696 silver ounces and 1,236 gold ounces. This represents a 27% increase in silver production over the previous quarter primarily due to a 21% increase in the silver grade.
  In September, the newly developed and higher grade Jessica area began production at a rate of 134 tpd for a total of 4,014 tonnes. Mine production within the El Coloso area also delivered 21,156 tonnes during the quarter or 46% of total production. Following the successful advances in mine development, the Company now expects these two high grade areas will supply the processing plant with 100% of the required ore by early 2015.
  Continued improvements in dilution and grade control as well as the advances in laboratory procedures have supported the increase of silver grade during the quarter.
  A total of 1,882 metres of development were completed in the third quarter compared to 1,798 metres of development in the previous quarter.
  Four drill rigs consisting of three underground and one on surface were active in the third quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 3,281 metres compared to 2,225 metres drilled in the previous quarter.

Outlook:

To date, the Company has produced a total of 8.7 million ounces of silver (11.0 million silver equivalent ounces). After adjusting for the recent quarter, the Company has revised its 2014 annual production guidance to within a range of 11.5 to 11.7 million silver ounces (14.6 to 14.9 silver equivalent ounces).

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2013, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.